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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 26, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

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This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt information for the second quarter of 2022, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

Second quarter of 2022

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB) framework as of 30 June 2022.

Information about the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements is provided in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which is available under “Annual reporting” at ubs.com/investors.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	1

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2022[1]
USD m, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.22 (m)	Amount recognized in regulatory capital as of 30.6.22	Amount eligible for the gone concern requirement as of 30.6.22	Maturity date	First optional call date
Additional tier 1 capital
1	UBS Group AG	CH0286864027	7.8.15	USD 1,575	1,540		Perpetual	7.8.25
2	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.17	USD 320	320		Perpetual	1.3.23
3	UBS Group AG	CH0400441280	31.1.18	USD 2,000	1,994		Perpetual	31.1.23
4	UBS Group AG	CH0447353704	28.11.18	SGD 700	510		Perpetual	28.11.23
5	UBS Group AG, Switzerland, or employing subsidiaries[3]		31.12.18	USD 348	348		Perpetual	1.3.24
6	UBS Group AG	144A: US90352JAF03 RegS: USH4209UAT37	31.1.19	USD 2,500	2,467		Perpetual	31.1.24
7	UBS Group AG	CH0488506673	27.8.19	AUD 700	454		Perpetual	27.8.24
8	UBS Group AG	CH0495570928	4.9.19	SGD 750	530		Perpetual	4.9.24
9	UBS Group AG	CH0506668869	13.11.19	CHF 275	265		Perpetual	13.11.25
10	UBS Group AG, Switzerland, or employing subsidiaries[3]		21.2.20	USD 284	284		Perpetual	1.3.25
11	UBS Group AG	CH0558521263	29.7.20	USD 750	672		Perpetual	29.7.26
12	UBS Group AG	144A: US902613AD01 RegS: USH42097CB19	10.2.21	USD 1,500	1,280		Perpetual	10.2.31
13	UBS Group AG, Switzerland, or employing subsidiaries[3]		21.2.21	USD 399	399		Perpetual	1.3.26
14	UBS Group AG	144A: US902613AG32 RegS: USH42097CL90	2.6.21	USD 750	688		Perpetual	2.6.26
15	UBS Group AG	144A: US902613AJ70 RegS: USH42097CS44	12.1.22	USD 1,500	1,400		Perpetual	12.2.27
16	UBS Group AG	CH1160680174	16.2.22	CHF 265	276		Perpetual	16.2.27
17	UBS Group AG, Switzerland, or employing subsidiaries[3]		18.2.22	USD 462	462		Perpetual	1.3.27
Total high-trigger loss-absorbing additional tier 1 capital					13,889
1	UBS Group AG	CH0271428333	19.2.15	USD 1,250	1,219		Perpetual	19.2.25
Total low-trigger loss-absorbing additional tier 1 capital[4]					1,219
Total additional tier 1 capital					15,108

Tier 2 capital
1	UBS AG, Stamford branch	US90261AAB89	17.8.12	USD 2,000			17.8.22
2	UBS AG	CH0244100266	15.5.14	USD 2,500		2,471	15.5.24
Total low-trigger loss-absorbing tier 2 capital						2,471
1	UBS AG, Stamford branch	US870836AC77	21.7.95	USD 251		253	15.7.25
2	UBS AG, Jersey branch	XS0062270581	18.12.95	GBP 61		75	18.12.25
3	UBS AG, Stamford branch	US870845AC84	3.9.96	USD 218		210	1.9.26
Total non-Basel III-compliant tier 2 capital[5]						538
Total tier 2 capital						3,009

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	2

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2022[1]
USD m, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.22 (m)	Amount recognized in regulatory capital as of 30.6.22	Amount eligible for the gone concern requirement as of 30.6.22	Maturity date	First optional call date
TLAC-eligible senior unsecured debt
1	UBS Group AG	144A: US90351DAB38 RegS: USG91703AB73	24.9.15	USD 2,500		2,435	24.9.25
2	UBS Group AG	CH0302790123	16.11.15	EUR 1,250			16.11.22
3	UBS Group AG	CH0310451858	22.2.16	CHF 150		150	23.2.26
4	UBS Group AG	CH0314209351	4.3.16	EUR 750		775	4.3.24
5	UBS Group AG	144A: US90351DAF42 RegS: USG91703AK72	5.4.16	USD 2,000		1,895	15.4.26
6	UBS Group AG	CH0336602930	1.9.16	EUR 1,250		1,235	1.9.26	1.6.26
7	UBS Group AG	CH0341440334	30.11.16	EUR 1,250		1,294	30.11.24	30.11.23
8	UBS Group AG	144A: US90352JAC71 RegS: USH4209UAC02	23.3.17	USD 2,000		1,953	23.3.28	23.3.27
9	UBS Group AG	CH0365501516	18.5.17	CHF 400		393	18.5.24	18.5.23
10	UBS Group AG	144A: US90352JAD54 RegS: USH4209UAF33	15.8.17	USD 1,250		1,214	15.8.23	15.8.22
11	UBS Group AG	144A: US90352JAE38 RegS: USH4209UAG16	15.8.17	USD 2,000		1,995	15.8.23	15.8.22
12	UBS Group AG	CH0409606354	17.4.18	EUR 1,750		1,807	17.4.25	17.4.24
13	UBS Group AG	CH0445624999	9.11.18	JPY 20,000		148	9.11.28	9.11.27
14	UBS Group AG	CH0445624981	9.11.18	JPY 130,000		958	8.11.24	8.11.23
15	UBS Group AG	CH0459297435	30.1.19	CHF 400		412	30.1.25	30.1.24
16	UBS Group AG	144A: US902613AA61 RegS: USH42097AZ05	13.8.19	USD 1,500		1,366	13.8.30	13.8.29
17	UBS Group AG	CH0506668844	4.11.19	USD 154.6[6]		121[7]	4.11.49	4.11.22
18	UBS Group AG	CH0520042489	29.1.20	EUR 1,500		1,499	29.1.26	29.1.25
19	UBS Group AG	CH0521617321	4.3.20	USD 130.3[6]		103[7]	4.3.50	4.3.25
20	UBS Group AG	CH0535271214	14.4.20	USD 218.1[6]		145[7]	14.4.50	14.4.25
21	UBS Group AG	CH0547243250	22.5.20	USD 107.5[6]		69[7]	22.5.50	22.5.25
22	UBS Group AG	CH0543827189	27.5.20	USD 537.3[6]		348[7]	27.5.50	27.5.25
23	UBS Group AG	144A: US902613AB45 RegS: USH42097BS52	30.7.20	USD 1,300		1,201	30.7.24	30.7.23
24	UBS Group AG	144A: US902613AC28 RegS: USH42097BT36	30.7.20	USD 1,300		1,178	30.1.27	30.1.26
25	UBS Group AG	CH0558521271	18.8.20	AUD 37.7[6]		17[7]	18.8.35	18.8.30
26	UBS Group AG	CH0561923860	22.9.20	USD 57.8[6]		38[7]	22.9.50	22.9.23
27	UBS Group AG	CH0576402181	5.11.20	EUR 1,500		1,383	5.11.28	5.11.27
28	UBS Group AG	CH0579132942	24.11.20	USD 40		31[7]	24.11.35	24.11.23
29	UBS Group AG	CH0581183594	3.12.20	AUD 45		22[7]	3.12.35	3.12.23
30	UBS Group AG	CH0587372951	12.1.21	USD 104[6]		74[7]	12.1.51	12.1.26

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	3

Capital instruments and TLAC-eligible senior unsecured debt as of 30 June 2022[1]
USD m, except where indicated					Swiss SRB
					Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.6.22 (m)	Amount recognized in regulatory capital as of 30.6.22	Amount eligible for the gone concern requirement as of 30.6.22	Maturity date	First optional call date
31	UBS Group AG	CH0588488863	29.1.21	USD 343.2[6]		252[7]	29.1.51	29.1.26
32	UBS Group AG	144A: US902613AE83 RegS: USH42097CC91	11.2.21	USD 2,000		1,707	11.2.32	11.2.31
33	UBS Group AG	CH0595205524	24.2.21	EUR 1,000		925	24.2.28
34	UBS Group AG	CH0595205532	24.2.21	EUR 1,250		1,026	24.2.33
35	UBS Group AG	CH0598928718	24.2.21	CHF 360		337	24.8.29	24.8.28
36	UBS Group AG	US902613AF58	25.2.21	USD 25		20[7]	25.2.36	25.2.24
37	UBS Group AG	CH0595205490	26.2.21	USD 176.9[6]		135[7]	26.2.51	26.2.26
38	UBS Group AG	CH0595205508	26.2.21	AUD 93.6[6]		47[7]	26.2.51	26.2.26
39	UBS Group AG	CH0598928734	4.3.21	USD 40		33[7]	4.3.36	4.3.24
40	UBS Group AG	CH1112455774	26.5.21	USD 275.2[6]		225[7]	26.5.51	26.5.26
41	UBS Group AG	144A: US902613AH15 RegS: USH42097CM73	10.8.21	USD 2,000		1,813	10.8.27	10.8.26
42	UBS Group AG	CH1142231682	3.11.21	EUR 1,250		1,230	3.11.26	3.11.25
43	UBS Group AG	CH1142231690	3.11.21	EUR 1,250		1,080	3.11.31
44	UBS Group AG	CH1142231708	3.11.21	GBP 400		442	3.11.29	3.11.28
45	UBS Group AG	CH1145096165	9.11.21	CHF 440		457	9.11.28	9.11.27
46	UBS Group AG	144A: US902613AK44 RegS: USH42097CT27	11.1.22	USD 1,500		1,320	11.2.33	11.2.32
47	UBS Group AG	144A: US902613AL27 RegS: USH42097CU99	11.1.22	USD 1,500		1,218	11.2.43	11.2.42
48	UBS Group AG	CH1168499791	21.3.22	EUR 1,500		1,564	21.3.25	21.3.24
49	UBS Group AG	CH1175016083	25.3.22	AUD 35.4[6]		21[7]	25.3.32	25.3.25
50	UBS Group AG	CH1167887269	29.3.22	USD 80.8[6]		61[7]	29.3.47	29.3.27
51	UBS Group AG	144A: US902613AM00 RegS: USH42097CZ86	12.5.22	USD 1,200		1,193	12.5.26	12.5.25
52	UBS Group AG	144A: US902613AN82 RegS: USH42097DA27	12.5.22	USD 600		599	12.5.26	12.5.25
53	UBS Group AG	144A: US902613AP31 RegS: USH42097DB00	12.5.22	USD 1,200		1,197	12.5.28	12.5.27
54	UBS Group AG	CH1182086871	16.5.22	EUR 45		44[7]	16.5.37	16.5.27
55	UBS Group AG	CH1187520452	18.5.22	AUD 55.4[6]		35[7]	18.5.37	18.5.25
56	UBS Group AG	CH1194000340	15.6.22	EUR 1,000		1,040	15.6.27	15.6.26
57	UBS Group AG	CH1194000357	15.6.22	EUR 1,000		1,030	15.6.30	15.6.29
58	UBS Group AG	CH1195555425	22.6.22	EUR 25		24[7]	22.6.42	22.6.29
Total TLAC-eligible senior unsecured debt						43,333

1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at ubs.com/investors for more information about the key features and the terms and conditions of the capital instruments included in the table above. Instruments are listed according to their issuance date.    2 Instruments available to meet gone concern requirements remain eligible until one year before maturity.    3 Relates to deferred contingent capital plan (DCCP) awards.    4 Outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instrument is available under the Swiss SRB framework to meet the going concern requirements until its first call date. As of the first call date, this instrument is eligible to meet the gone concern requirements.    5 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.    6 Information corresponds to the amortized face amount as of 30 June 2022 and therefore includes the applicable accrual yield, with the numbers being rounded to one decimal.    7 The eligible amounts presented are adjusted for own-credit-related gains / losses.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	4

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi______________

Name:  Ella Campi

Title:    Executive Director

Date:  July 26, 2022